Code of Ethics

Introduction1

Rule 204(A)-1 of the Advisers Act requires registered investment advisers to adopt codes of ethics. The rationale for the code of ethics is to prevent fraud by reinforcing the fiduciary principles that must govern the conduct of advisory firms and their personnel. The fiduciary duties of care and loyalty require not just the Firm but also all of its Employees to place the interests of the Firm’s clients ahead of the interests of their own. In furtherance of that principle, Rule 204(A)-1 requires the Firm’s code of ethics (this “Code of Ethics”) to include provisions regarding each of the following: (1) Standard of Conduct and Compliance with Laws, (2) Protection of Material Nonpublic Information, (3) Personal Securities Trading, (4) Initial Public Offerings and Private Placements, (5) Reporting Violations, (6) Educating Employees About the Code of Ethics, (7) Adviser Review and Enforcement, and (8) Recordkeeping.

As mentioned in the Introduction to this Manual, it is the obligation of each Firm Employee to read, understand, and comply with the policies and procedures set forth in this Code of Ethics. Employees that have any question regarding this Code of Ethics or any subject not specifically mentioned herein should immediately contact the Firm’s CCO.

[1]	CE1

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Standard of Conduct & Compliance with Applicable Laws

Standard of Conduct

This Code of Ethics governs the general commitment by the Firm to conduct its business in the highest ethical and professional manner and put client interests first. The Firm’s clients engaged the Firm to manage a portion of their financial affairs and, in doing so, placed a high degree of trust in the Firm and its ability to uphold its fiduciary duties. Therefore, all Employees, regardless of their position within the Firm, must be committed to upholding the high ethical and professional standards of the Firm and must seek to avoid even the appearance of improper behavior. The Firm’s ethics are based upon transparency, integrity, honesty, and trust, and, in furtherance of such, the Firm expects all Employee to:

●	act with integrity, competence, dignity, and in an ethical manner when dealing with current and prospective clients, the public, the Firm and fellow Employees;

●	adhere to the highest ethical standards with respect to any potential conflicts of interest and always place the interests of the Firm’s clients above their own or those of the Firm; and

●	preserve the confidentiality of information that each Employee may obtain in the course of conducting business and to use such information in accordance with the principles and policies and procedures set forth in this Code of Ethics and the Manual.

Compliance with Applicable Laws

Each Firm Employee is required to comply with all applicable laws, rules, and regulations, including the applicable provisions of federal securities law, and are required to promptly report any violation of such laws or the Code of Ethics to the Firm’s CCO. Firm Employees are required to immediately contact the Firm’s CCO if they are uncertain regarding any applicable law, rule, or regulation.

Section 206 of the Advisers Act – Prohibited Transaction by Investment Advisers

Pursuant to Section 206 of the Advisers Act, “it shall be unlawful for any investment adviser [which includes its employees] by use of the mails or any means or instrumentality of interstate commerce, directly or indirectly-

(1)	to employ any device, scheme, or artifice to defraud any client or prospective client;

(2)	to engage in any transaction, practice, or course of business which operates as a fraud or deceit upon any client or prospective client;

(3)	acting as principal for his own account, knowingly to sell any security to or purchase any security from a client, or acting as broker for a person other than such client, knowingly to effect any sale or purchase of any security for the account of such client, without disclosing to such client in writing before the completion of such transaction the capacity in which he is acting and obtaining the consent of the client to such transaction. The prohibitions of this paragraph shall not apply to

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any transaction with a customer of a broker or dealer if such broker or dealer is not acting as an investment adviser in relation to such transaction; or

(4)	to engage in any act, practice, or course of business which is fraudulent, deceptive, or manipulative.”

Reporting Violations and Client Complaints2

Each Firm Employee is required to promptly report any violations of this Code of Ethics or any illegal or unethical conduct of which they become aware. Every Firm Employee is further required to promptly report any written client complaint they receive or of which they become aware. All such reports should be provided in writing with a copy of any applicable written communication from the client to the Firm’s General Counsel and CCO or, if such report is regarding the General Counsel and/or CCO, to the President of the Firm and the General Counsel or CCO the report is not regarding, as applicable.

Educating Employees About the Code of Ethics

On an annual basis and upon any material amendment to this Code of Ethics, all Firm Employees shall complete an attestation that they have read and understood the Code of Ethics and reported all violations during the applicable period of which they are aware. Additionally, the Code of Ethics will be included in the Firm’s compliance training.

[2]	C1; C2

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Review and Enforcement3

The Firm’s CCO and their designees shall be responsible for maintaining and enforcing the Firm’s Code of Ethics. Such enforcement shall include the following:

1.	Annual Holdings Reports shall be reviewed by March 31st of each year;

2.	Quarterly Transaction Reports, with respect to any calendar quarter, shall be reviewed prior to the expiration of the following calendar quarter;

3.	Client Complaints shall be reviewed promptly upon receipt, and the General Counsel and/or CCO shall maintain a log of such complaint, which shall include a description, review, and resolution of such complaint, including any actions taken;

4.	Violations of the Code of Ethics shall be reviewed promptly upon notification of such violation; and

5.	Annual Outside Business Activities Certification, Annual Gifts and Entertainment Certification, Annual Political Contributions Certification, and Annual Code of Ethics Certification shall be reviewed by March 31st of each year.

The Firm shall further maintain the following records regarding this Code of Ethics and provisions and requirements contained herein:

1.	A copy of each Code of Ethic placed into effect;

2.	Records of violation of the Code of Ethics and actions taken as a result of violations;

3.	Copies of Employees’ written acknowledge of receipt of the Code of Ethics; and

4.	Copies of records pertaining to the Firm’s Personal Securities Trading Policies and Procedures.

[3]	C1; C2; CE7;

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Protection of Material Nonpublic Information & Insider Trading4

Pursuant to Section 204A of the Advisers Act, the Firm’s written policies and procedures must be reasonably designed to prevent, in part, misuse of material, nonpublic information by the Firm or its Employees. Therefore, Employees are strictly prohibited from sharing or acting upon any material, nonpublic information except as provided herein.

Material, Nonpublic Information

Material, nonpublic information is information that meets both of two elements: (i) material, and (ii) nonpublic.

Material is generally defined as information for which there is a substantially likelihood that a reasonable investor would attach importance in determining whether to buy or sell the securities registered. Examples of potentially material information include earnings reports, critical financial filings, upcoming corporate actions, developments in legal or regulatory actions, transactions of portfolios managed by the Firm or its affiliates, client portfolio holdings, client recommendations, bankruptcy or insolvency problems, new product/service announcements, write-downs or write-offs of assets, merger/joint venture announcements, and pending labor disputes.

Even if information is material, it must also be nonpublic. Nonpublic information generally means information that has not been made available to the investing public. Once information is distributed to the investing public, it is no longer considered material, nonpublic information. However, it is important to note that such disclosure must occur through commonly recognized channels to be considered nonpublic. A single entity or person selectively disseminating otherwise nonpublic information to the Firm or its Employees, or vice versa, does not make such information public.

Least Privilege

The Firm uses the access rights of least privilege. Each Employee should only have access to the information reasonably necessary for such Employee to perform their duties and responsibilities for the Firm. The Firm’s IT Department shall maintain a list of the access rights of each Employee, which shall be updated (i) on an annual basis, and (ii) on an ad hoc basis due to any material changes to the access rights of Firm Employees, including the hiring of a new Employee.

Dissemination of Material, Nonpublic Information

Third Parties

Firm Employees are strictly prohibited from disseminating material, nonpublic information to a third party or through a third-party service unless such dissemination is performed during the normal course of business of the Firm (for example, responding to client reporting or requests, discussing portfolio status

[4]	CE9

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with separate account clients, or reporting composite holdings to a database) or as otherwise approved by the Firm’s CCO prior to such dissemination.

Internal Dissemination

Portfolio managers should restrict discussion and dissemination regarding anticipated trades or client recommendations with Firm Employees outside the investment team, except as reasonably necessary for the investment team and/or Firm Employees to perform their duties and responsibilities, as applicable.

Firm Affiliates

The Firm is affiliated with other registered investment advisers, and, as a result, Firm Employees may have access to material, nonpublic information regarding one or more of such affiliates. Firm Employees are strictly prohibited from sharing the material, nonpublic information regarding one Firm affiliate with the investment team of another Firm affiliate without prior approval from the Firm’s CCO. Firm Employees are required to immediately notify the Firm’s CCO of any such dissemination of material, nonpublic information.

Outside Business Activities

Firm Employees are strictly prohibited from internally disseminating or storing on any Firm systems/servers any material, nonpublic information a Firm Employee may obtain as a result of an Outside Business Activity.

Insider Trading

Insider Trading is generally defined as (i) engaging in a securities transaction, (ii) while in possession of material, non-public information, (iii) in violation of a duty to refrain from doing so. Insider Trading is prohibited under the Securities Exchange Act of 1934 and the general prohibitions under Section 206 of the Advisers Act. Insider Trading information typically manifests through (i) trading either personally or on behalf of another on the basis of advanced knowledge of material, non-public information, or (ii) communicating material non-public information to others in violation of the law.

Firm Employees are strictly prohibited from Insider Trading for their or the Firm’s direct or indirect benefit, including through personal trading or trading on behalf of a client.

Insider Trading Penalties

Severe penalties exist for firms and individuals that engage in the act of insider trading, including civil injunctions, treble damages, disgorgement of profits and jail sentences. Further, fines for individuals and firms found guilty of insider trading are levied in amounts up to three times the profit gained or loss avoided, and up to the greater of $1,000,000 or three times the profit gained or loss avoided, respectively.

Possession of Material, Nonpublic Information Procedures

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If a Firm Employee has any question or doubt as to whether they are in possession of material, nonpublic information, the Employee is required to (i) promptly inform the Firm’s CCO, and (ii) not disclose the information to anyone else. Such Firm Employee and CCO shall evaluate whether such information qualifies as material, nonpublic information, and the Firm’s CCO shall enact policies and procedures, in their sole discretion, regarding how such information shall be handled.

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Personal Securities Trading5

Person Trading is a source of potential insider trading and conflicts of interest, including front running client accounts and not offering applicable investment opportunities to clients. To mitigate the potential for the aforementioned insider trading and conflicts of interest, the Firm requires all of its Access Persons to adhere to its personal securities trading policies and procedures. Such policies and procedures, as set forth below, provide the permissible investments, restricted or prohibited investment options, and required reports that must be submitted by each Access Person.

Access Persons6

As used herein, the “Access Person” means any of the Firm’s employees (A) who have access to nonpublic information regarding any clients’ purchase or sale of securities, or nonpublic information regarding the portfolio holdings of any reportable funds, or (B) who is involved in making securities recommendations to clients, or who has access to such recommendations that are nonpublic. Unless otherwise instructed in writing by the Firm’s CCO, each employee should consider themselves an Access Person and adhere accordingly to this Personal Securities Trading policy.

The Firm’s CCO shall maintain a list of Access Persons of the Firm, and Firm officers shall notify the Firm’s CCO of any changes to access privileges of Firm employees. The Firm’s CCO shall further be notified of all pending hires prior to the start date of such employees, including the expected access privileges of such employees.

Beneficial Ownership

This Personal Securities Trading policy applies to all reportable securities in which the Firm’s Access Persons have any direct or indirect beneficial ownership. An Access Person is presumed to be a beneficial owner of securities that are held by his or her immediate family members sharing the Access Person’s household.

Permissible Investments

The following investments represent Permissible Investments, which means Firm Access Persons may trade such securities without restriction or Pre-Clearance, unless otherwise set forth herein. Please note, the reporting requirements of Permissible Investments varies depending on the type of security.

Exempt Securities

The following types of securities may be traded without restriction or Pre-Clearance and need not be included on transaction reports or annual holdings reports:

●	Direct obligations of the Government of the United States;

[5]	CE8; CE10

[6]	CE5; CE6

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●	Money market instruments – banker’s acceptances, bank certificates of deposit, commercial paper, repurchase agreements and other high quality short-term debt instruments;

●	Money market funds;

●	Open End Mutual Funds registered in the U.S., except for Firm Related Funds (definition set forth below);

●	Unit investment trust, if the unit investment trust is invested exclusively in unaffiliated mutual funds.

ETFs and Closed-End Mutual Funds

The following types of securities may be traded without restriction or Pre-Clearance, but MUST be included on transaction reports and annual holdings reports:

●	ETFs

●	Closed-End Mutual Funds

Commodities, Cryptocurrency and Non-Fungible Tokens (“NFT(s)”)

Commodities, cryptocurrencies and NFTs, and options and futures of such, may be traded without restriction or Pre-Clearance. For clarity, commodities, cryptocurrencies and NFTs are not considered securities and, therefore, are not required to be included on Annual Holdings Reports or Quarterly Transaction Reports.

Managed Accounts

Firm Access Persons are not required to obtain Pre-Clearance with respect to a transaction in a Managed Account, except for transactions in Firm Related Funds, provided such Access Person obtains written confirmation from the manager, investment adviser, or trustee managing such account that the account is managed on a discretionary basis and/or the Access Person (or, if applicable, the spouse, domestic partner, or dependent child) does not exercise investment discretion or otherwise have direct or indirect influence or control over investment decisions. Such written confirmation must be in a form acceptable to the Firm’s CCO.

Restricted or Prohibited Investment Options

The following investments represent Permissible Investments, which means Firm Access Persons may only trade such securities upon obtaining Pre-Clearance. Please note, the reporting requirements of Permissible Investments varies depending on the type of security. The reporting requirements with respect to each type of Permissible Investment is set forth below.

Firm Related Funds

The Firm encourages Access Persons to invest in Firm Related Funds, but transactions in Firm Related Funds require Pre-Clearance prior to such transaction being effected. “Firm Related Funds” are defined as private pooled investment vehicles, mutual funds, and ETFs that are managed by the Firm or an

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affiliate of the Firm. As of the Effective Date of this Code of Ethics, the following are considered Firm Related Funds, which may be updated from time to time in writing by the Firm’s CCO:

●	Firm Private Pooled Investment Vehicles – None;

●	Firm Mutual Funds – Each series of the Ranger Funds Investment Trust, which includes (i) Ranger Small Cap Fund, (ii) Ranger Micro Cap Fund, and (iii) RG Aurum+ Fund; and

●	Firm ETFs – AdvisorShares Ranger Equity Bear ETF (HDGE).

Securities

Except as otherwise set forth in Permissible Investments, Firm Access persons may only transact in a Security with Pre-Clearance, the procedures of which are set forth below. For the purpose of this policy, “Security” shall mean note, stock, treasury stock, security future, bond, debenture, evidence of indebtedness, certificate of interest or participation in any profit-sharing agreement, collateral-trust certificate, preorganization certificate or subscription, transferable share, investment contract, voting-trust certificate, certificate of deposit for a security, fractional undivided interest in oil, gas, or other mineral rights, any put, call, straddle, option, or privilege on any security (including a certificate of deposit) or on any group or index of securities (including any interest therein or based on the value thereof), or any put, call, straddle, option, or privilege entered into on a national securities exchange relating to foreign currency, or, in general, any interest or instrument commonly known as a “security”, or any certificate of interest or participation in, temporary or interim certificate for, receipt for, guaranty of, or warrant or right to subscribe to or purchase any of the foregoing.

Initial Public Offerings and Private Placements

Firm Access Persons may not directly or indirectly acquire Beneficial Ownership in an initial public offering (“IPO”) or private placement without Pre-Clearance.

Pre-Clearance Procedures

“Pre-Clearance” is defined as consent from the Firm’s CCO, or their designee, to a transaction involving a Security, except as set forth in Permissible Investments, prior to such transaction being effected. Such consent may be provided in a form acceptable to the Firm’s CCO, as determined in their sole discretion. In order to be considered for Pre-Clearance, a Firm Access Person must submit information regarding the transaction, security, and any other information requested by the Firm’s CCO or their designee. Such information may be (but is not required to be) submitted through the Firm’s compliance software or email.

Absent other indication from the Firm CCO or their designee, upon Pre-Clearance approval, the Firm’s Access Person must process the transaction on the same day of such approval, or, in the case Pre-Approval is provided while the applicable market is closed, on the next trading day.

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Annual Holdings Reports7

All Firm Access Persons must submit to the Firm’s CCO, through a method designated and approved by the Firm in its sole discretion, a report of the current holdings that meet the following requirements: (A) the title and type of security, and as applicable the exchange ticker symbol or CUSIP number, number of shares, and principal amount of each reportable security in which the Access Person has any direct or indirectly beneficial ownership; and (B) the name of any broker, dealer or bank with which the access person maintains an account in which any securities are held for the access person’s direct or indirect benefit.

The Annual Holdings Report must be submitted to the CCO of the Firm (A) no later than 10 days after the person becomes an Access Person, and the information must be current as of a date no more than 45 days prior to the date the person becomes an Access Person; and (B) thereafter, on an annual basis no later than the 45th day of each calendar year.

Quarterly Transaction Reports8

All Firm Access Persons must submit to the Firm’s CCO, through a method designated and approved by the Firm in its sole discretion, quarterly securities transactions reports that meet the following requirements: (A) the date of the transaction, the title, and as applicable the exchange ticker symbol or CUSIP number, interest rate and maturity date, number of shares, and principal amount of each reportable security involved; (B) the nature of the transaction (i.e., purchase, sale or any other type of acquisition or disposition); (C) the price of the security at which the transaction was effected; and (D) the name of the broker, dealer or bank with or through which the transaction was effected.

Each Transaction Report must be submitted to the Firm’s CCO no later than 30 days after the end of each calendar quarter and must cover all transactions during the quarter.

Exceptions from Reporting Requirements

Notwithstanding the foregoing regarding Annual Holdings Reports and Quarterly Transaction Reports, Firm Access Persons need not submit:

(i)	any report with respect to securities held in accounts over which the Access Person had no direct or indirect influence or control;

(ii)	a transaction report with respect to transactions effected pursuant to an automatic investment plan; and

(iii)	a transaction report if the report would duplicate information contained in broker trade confirmation or account statements that the Firm holds in its records, provided that such confirmation or statements are received by the Firm’s CCO no later than 30 days after the end of the applicable calendar quarter.

If a Firm Access Person has any question or confusion whether a securities or account must be included in the reporting requirements set forth herein, such Access Person must immediately contact the Firm’s CCO for guidance.

[7]	CE3; CE4

[8]	CE2

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Outside Business Activities9

Outside business activities (“OBAs”) of Firm Employees may give rise to conflicts of interest between an Employee’s private interests and the interests of the Firm or a client or potential client. Furthermore, an Employee may come into possession of material, non-public information about an outside company or other public companies through an OBA. Additionally, the Firm may have a business relationship with an outside organization or seek such a relationship with an outside Firm with which an Employee is engaged in an OBA. Therefore, in order for the Firm to properly address any such conflicts through implementation of specific policies and/or procedures and/or disclosing the actual or apparent conflict, all Firm employees are required as follows:

New Hires

Within ten (10) days of being hired by the Firm, an Employee must provide a written disclosure (in a form acceptable to the Firm) of all OBAs to the CCO in which the Employee is currently engaged.

Current Employees – New OBA

Prior to accepting or engaging in a new, previously undisclosed OBA, a Firm Employee is required to disclose the OBA in writing (in a form acceptable to the Firm) to the CCO and obtain the consent for such OBA from the CCO.

Current Employees – Annual Certification

On an annual basis, each Firm Employee must certify that they have fully disclosed all OBAs in writing to the CCO in which they were engaged during the period, and that such Employee has not engaged in a new OBA during the period that was not otherwise previously disclosed in accordance with this Compliance Manual.

[9]	CI3

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Gifts & Entertainment10

Firm Employees must act in the best interest of the Firm’s clients and consider the reputation of the Firm when receiving or providing any gift or entertainment. Employees are prohibited from offering, promising, giving, or receiving, or authorizing others to offer, promise, give or receive anything of value, either directly or indirectly, to any party in order to improperly obtain or retain business, or to otherwise gain an improper business advantage.

Gifts are understood to generally be tangible items, such as a bottle of wine, headphones, electronics, or golf clubs. Gifts may also be tickets to an event or discounts on products and/or services unavailable to the general public. Entertainment generally includes meals, conferences, and sponsored outings. Employees should contact the Firm’s CCO if there is any uncertainty whether any tangible or intangible item qualifies as a gift or entertainment.

Preapproval

Except for gifts and entertainment that are equal to or less than applicable Nominal G&E, Firm Employees may not accept a gift or entertainment without preapproval. Firm Employees must submit a request for pre-approval to the Firm CCO, or their designees, through the Firm’s compliance software or other means permitted by the Firm CCO. Such request must include reasonable detail regarding the gift or entertainment such that the Firm CCO may reasonably evaluate the request.

Firm Employees may not provide gifts or entertainment to third parties without preapproval from the Firm’s CCO.

Nominal G&E

Notwithstanding the preapproval requirements set forth above, Firm Employees may accept gifts or entertainment that qualify as Nominal G&E. “Nominal G&E” shall be defined as:

●	In the case of a gift, a gift from a single giver in an aggregate amount of $250 or less on an annual basis; and

●	In the case of entertainment, entertainment from a single giver in an aggregate amount of $1,000 or less on an annual basis.

Note, Firm Employees may not accept a gift or entertainment that qualify as Nominal G&E if they reasonably believe such Nominal G&E has a likelihood of influencing the Employee’s decisions regarding the Firm’s business.

Public Officials

[10]	CI4; CI5

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Strict laws (including criminal laws) govern the provision of gifts and entertainment, including meals, transportation, and lodging, to public officials. Employees are prohibited from providing gifts or anything of value to public officials or their employees or family members in connection with the Firm’s business for the purpose of obtaining or retaining business or a business advantage

Annual Certification

On an annual basis, each Firm Employee must certify that they have not received or provided any gifts or entertainment without the prior approval of the Firm’s CCO, except for the receipt of gifts equal to or less than the Nominal G&E set forth herein.

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Political Contributions11

Pursuant to Section 206(4)-5, subject to certain exemptions and exceptions, the Firm may not provide investment advisory services for compensation to a government entity within two years after a contribution to an official of the government entity is made by the Firm or any of its covered associates, including a person that becomes a covered associate within 2 years after the contribution is made. In an abundance of caution and to prevent any appearance of impropriety, all Firm Employees, not just its covered associates, are prohibited from making a political contribution in excess of a De Minimis Contribution without preapproval from the Firm’s CCO. Firm Employees must submit a request for pre-approval to the Firm CCO, or their designees, through the Firm’s compliance software or other means permitted by the Firm CCO. Such request must include reasonable detail regarding the political contribution such that the Firm CCO may reasonably evaluate the request.

De Minimus Contribution

Notwithstanding the preapproval requirements, Firm Employees may make De Minimus Contributions with preapproval of the Firm’s CCO. “De Minimus Contributions” are defined as:

●	With respect to officials for whom the Employee was entitled to vote at the time of the contribution, an aggregate amount not to exceed $350 to any one official, per elections; and

●	With respect to officials for whom the covered associate was not entitled to vote at the time of the contribution, an aggregate amount not to exceed $150 to any one official, per election.

New Employees

Prior a New Employee’s employment start date, such New Employee must provide a report of all political contributions, including De Minimus Contributions, made during the 2 year period prior to the employment start date.

Annual Certification

On an annual basis, each Firm Employee must certify that they have not made in political contributions in violation of this Political Contributions Policy during the applicable period, and include with such certification a report of all political contributions made during the period, including De Minimus Contributions.

Public Disclosure Websites

The Firm shall periodically search public disclosure websites for Firm Employees that qualify as a covered associate.

[11]	PC1; PC2; PC3; PC4

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